UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER _-_____
CUSIP NUMBER _______

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q  / / Form N-SAR
               For Period Ended: February 29, 1996

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________________________________________


PART I - REGISTRANT INFORMATION

Acclaim Entertainment, Inc.
Full Name of Registrant

- ----------------------------------------------------------------
Former Name if Applicable

One Acclaim Plaza
Address of Principal Executive Office (Street and Number)

Glen Cove, New York 11542
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, or semi-annual report, transition report on
    |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
/x/ |     filed on or before the fifteenth calendar day following the prescribed
    |     due date; or the subject quarterly report or transition report on Form
    |     10-Q, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

   In connection with the completion of the Company's analysis of the quarterly results, management determined to exit the current cartridge market. This determination necessitated, among other things, calculation of a special cartridge video exit charge and the establishment of additional reserves on an item-by-item basis with respect to accounts receivable and inventory. In order to complete these calculations the Company determined to file its Form 10-Q one day late.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Eric M. Lerner, Esq.            (212)          940-7157
         (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached explanation.

                          Acclaim Entertainment, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 1996               By     /s/ Anthony Williams
                                        --------------------------
                                        Anthony Williams
                                        Executive Vice President &
                                        Chief Financial Accounting

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



    In connection with the Company's decision to exit the current cartridge video game business, it has taken a special cartridge video exit charge of $51.2 million in its second fiscal quarter ended February 29, 1996. After accounting for the charge, the Company reported revenues of $46.8 million and a net loss of $55.8 million for the period, or $1.12 loss per share.


    The special cartridge video exit charge consists of write-offs and allowances for accounts receivable, inventories, and prepaid royalties.
Product categories affected by the exit strategy include software compatible with five different hardware gaming systems: Nintendo's SNES and Gameboy systems, as well as Sega's Genesis, 32X and Game Gear products. See attached Statement of Consolidated Operations for additional information with respect to the three and six months ended February 29, 1996 and the comparable periods in the prior fiscal year.



                 ACCLAIM ENTERTAINMENT, INC. AND SUBSIDIARIES

                STATEMENTS OF CONDENSED CONSOLIDATED OPERATIONS
                       (IN 000s, except per share data)


                                                      Three Months Ended                  Six Months Ended
                                                ------------------------------      ------------------------------
                                                February 29,      February 28,      February 29,       February 28,
                                                    1996              1995              1996                1995
                                                    ----              ----              ----                ----

NET REVENUES                                     $ 46,759           $161,273          $181,206           $325,577
COST OF REVENUES                                   34,438             73,456           110,302            151,121
GROSS PROFIT                                       12,321             87,817            70,904            174,456

OPERATING EXPENSES

Special cartridge video charge                     51,168                 --            51,168                 --
Selling, advertising, general and
 administrative expenses                           43,293             61,781            95,877            118,499
Operating interest                                  2,073              1,027             3,105              1,912
Depreciation and amortization                       3,699              2,013             7,195              3,613
TOTAL OPERATING EXPENSES                          100,233             64,821           157,345            124,024

(LOSS) EARNINGS FROM OPERATIONS                   (87,912)            22,996           (86,441)            50,432

OTHER INCOME (EXPENSE)                              5,133                637             4,538                466

(LOSS) EARNINGS BEFORE INCOME TAXES               (82,779)            23,633           (81,903)            50,898

(BENEFIT) PROVISION FOR INCOME TAXES              (26,805)             9,780           (26,455)            21,085

NET (LOSS) EARNINGS BEFORE MINORITY INTEREST      (55,974)            13,853           (55,448)            29,813

MINORITY INTEREST                                    (203)                --              (272)                --

NET (LOSS) EARNINGS                              $(55,771)           $13,853          $(55,176)          $ 29,813

NET (LOSS) EARNINGS PER COMMON AND COMMON
 EQUIVALENT SHARE                                $  (1.12)           $  0.28          $  (1.12)          $   0.61

WEIGHTED AVERAGE NUMBER OF COMMON AND
 COMMON EQUIVALENT SHARES OUTSTANDING              49,915             48,742            49,070             48,742
